                                                   UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                                   SCHEDULE 13G
                                                  (Rule 13d-102)

                              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                           TO RULE 13d-1 (b), (c), AND (d) AND AMENDMENTS THERETO FILED
                                             PURSUANT TO RULE 13d-2(b)
                                                 (Amendment No. 1)

                                               FASHIONMALL.COM, INC.
                                                 (Name of Issuer)

                                      Common Stock, par value $.01 per share
                                          (Title of Class of Securities)

                                                    31186K 10 6
                                                  (CUSIP Number)

                                                Kenneth H. Gold, Esq.
                                                Miro Weiner & Kramer
                                          38500 Woodward Avenue, Suite 100
                                        Bloomfield Hills, Michigan 48304-0908
                                                   (248) 258-1205
                           (Name, Address and Telephone Number of Persons Authorized to
                                        Receive Notices and Communications)

                                                   July 11, 2002
                              (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|      Rule 13d-1 (b)
                  |X|      Rule 13d-1 (c)
                  |_|      Rule 13d-1 (d)

         * The  remainder of this cover page shall be filled out for a reporting  person's  initial  filing on this form with respect to the subject class of  securities,  and for any  subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

         The  information  required on the  remainder  of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange Act of 1934 ("Act") or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 -------------------------------------------------------------------------------------------------------------------
 1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                                    TRG NET INVESTORS LLC
-------------------------------------------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)      |_|

                                                                                                 (b)      |_|
-------------------------------------------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
 4.      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America  (Delaware)
-------------------------------------------------------------------------------------------------------------------
  NUMBER OF       5.       SOLE VOTING POWER

   SHARES                           824,084
                           ----------------------------------------------------------------------------------------
 BENEFICIALLY     6.       SHARED VOTING POWER

  OWNED BY                          0
                           ----------------------------------------------------------------------------------------
    EACH          7.       SOLE DISPOSITIVE POWER

  REPORTING                         824,084
                           ----------------------------------------------------------------------------------------
   PERSON         8.       SHARED DISPOSITIVE POWER

    WITH                            0
                           ----------------------------------------------------------------------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         824,084
-------------------------------------------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                                          |-|

-------------------------------------------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTATION BY AMOUNT IN ROW (9):

         11%
-------------------------------------------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         00
-------------------------------------------------------------------------------------------------------------------

         This  Amendment to Statement on Schedule 13G relates to shares of Common Stock,  par value $0.01 per share
("Common  Stock"),  of  Fashionmall.com,  Inc. (the "Issuer").  The Statement on Schedule 13G originally filed with the  Securities  and Exchange  Commission by TRG Net Investors  LLC (the  "Reporting  Person") on April 4, 2000, is
hereby amended as set forth below (as amended, the "Schedule 13G").

Item 4.                             Ownership.

    (b) and (c).      The  information  contained  in Rows 1 and 5-11 on the cover  pages of this  Schedule  13G is hereby incorporated by reference.

                      On July 11, 2002,  the reporting  person  converted  824,084  shares of the Issuer's  Class A
                      Convertible  Preferred Stock, par value $.01 per share, into an equal number of shares of the
                      Issuer's Common Stock, par value $.01 per share.

Item 10.                            Certifications.

                  By  signing  below I  certify  that,  to the best of my  knowledge  and  belief,  the  securities referred  to above were not  acquired  and are not held for the  purpose of or with the effect of changing or  influencing  the control of the issuer of the  securities  and were not acquired and are not held in connection  with or as a participant  in any  transaction  having that purpose or effect.

                                                     SIGNATURE

                  After  reasonable  inquiry  and to the  best of my  knowledge  and  belief,  I  certify  that the information set forth in this statement is true, complete and correct.

                                                              TRG Net Investors LLC,
                                                              a Delaware limited liability company

                                                              By:      /s/ Esther R. Blum
                                                                       --------------------------------------------
                                                                       Name:
                                                                       Its:     Authorized Signatory

Dated:   July 22, 2002